Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No.3 to the Registration Statement (Form S-3, No. 333-192257) and related Prospectus of ZaZa Energy Corporation for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, subscription rights, warrants, depositary shares, purchase contracts, and units and to the incorporation by reference therein of our report dated April 1, 2013, with respect to the consolidated financial statements of ZaZa Energy Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
February 14, 2014